FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR APRIL 23, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Santander Central Hispano

MAJOR EVENT

BANCO SANTANDER CENTRAL HISPANO, S.A.

Final Dividend

As from 30th April 2002, Banco Santander Central Hispano will pay a dividend on all currently outstanding ordinary shares as follows:

Number of Shares	Gross Dividend	18% Withholding Tax	Net Dividend
4,569,362,499	Euro 0.063106	Euro 0.011359	Euro 0.051747

The dividend is the fourth, payable on a quarterly basis, charged to year 2001 earnings.

Santander, 17th April 2002

The Secretary General and of the Board

Santander Central Hispano

MAJOR EVENT

Grupo Santander Central Hispano and ACS Actividades de Construcción y Servicios, S.A., (ACS) have agreed to the sale by Santander Central Hispano to ACS of a package of shares in Grupo Dragados SA, equivalent to 23.5% of its share capital for a total price of 900 million euros, representing a premium of 58.72% over today's closing price. The transaction took place in a special operation authorized by the Madrid Bourse.

As a result of this sale, Santander Central Hispano obtains a capital gain of 534 million euros.

The Group retains a shareholding of 0.50% in Grupo Dragados, S.A.

There is no commitment binding Board members representing Banco Santander Central Hispano in Grupo Dragados that are ratified by the General Shareholders Meeting of the latter company to act in conjunction with ACS or any other Grupo Dragados shareholder as regards the management of the Company, as stipulated by Royal Decree 377/1991.

Madrid, April 18 2002

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

Santander Central Hispano

MAJOR EVENT

SANTANDER CENTRAL HISPANO STUDIES MERGER OF CHILE SUBSIDIARIES

Madrid, April 18, 2002 - Following notification yesterday by the Central Bank of Chile of its decision to exercize the sell option established in the shareholders agreement of May 17, 1999, Grupo Santander Central Hispano has acquired its 35.45% shareholding in Banco Santiago for approximately US$ 670 million.

Grupo Santander Central Hispano has thus increased its stake in Banco Santiago to 78.95%, thereby consolidating its control of the bank.

In this context, Grupo Santander Central Hispano has submitted a proposal to the respective boards of Banco Santander Chile and Banco Santiago to begin relevant analysis of a merger between the two entities.

At the same time, it has proposed that each bank contract the services of different internationally prestigious investment banks to carry out an independent valuation of the two entities with maximum transparency.

Grupo Santander Central Hispano has also asked them to analyze the best options for maximizing shareholder value by:

1.- Optimizing market share and the business structure of the resulting bank

2.- Minimizing the disadvantages created for customers and employees, derived from the closure of offices and from redimensioning the corporate centre.

3.- Contributing to the development of Chile's financial system through improved efficiency levels.

4.- And generating maximum value for all shareholders and a better service for Chilean society.

Grupo Santander Central Hispano has notified Chile's Superintendency of Banks and Financial Institutions of this initiative. It will request the relevant authorizations from the competent regulatory authorities, once the Boards have approved the merger project.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: April 23, 2002

By: ______________________

Name: *Antonio Aparicio*

Title: Senior Vice President